SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DOMINION ENERGY, INC.

(Name of Subject Company (Issuer))

DOMINION ENERGY, INC., AS ISSUER

(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

4.65% Series B Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock

(Title of Class of Securities)

25746UDD8

(CUSIP Number of Class of Securities)

Carlos M. Brown

Executive Vice President, Chief Legal Officer and Corporate Secretary

Dominion Energy, Inc.

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2284

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Hannah Thompson Frank

McGuireWoods LLP

Gateway Plaza

800 East Canal Street

Richmond, Virginia 23219

(412) 667-7936

☐  Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Dominion Energy, Inc., a Virginia corporation (the “Company”), with the Securities and Exchange Commission (“SEC”) on May 7, 2024 (the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase for cash any and all of its outstanding 4.65% Series B Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock, without par value, with a $1,000 liquidation preference per share (the “Series B Preferred Shares”), at a purchase price of $997.50 per share, plus Accrued Dividends (as defined in the Offer to Purchase), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and which together with the Offer to Purchase, constitutes the “Offer”), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

The purpose of this Amendment No. 1 is to amend and supplement the Schedule TO to indicate that the Financing Condition (as defined in the Offer to Purchase) has been satisfied. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on Schedule TO and in the Offer to Purchase or the Letter of Transmittal. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Offer to Purchase (Exhibit (a)(1)(A) to the Schedule TO)

The information in the Offer to Purchase, to the extent such information is incorporated by reference into Items 1 through 11 of the Offer to Purchase, is hereby amended and supplemented as follows:

Important

On page i, the fourth sentence in the first paragraph of this section is hereby amended and restated as follows:

“The Notes Offering priced on May 6, 2024 and closed on May 20, 2024, at which time the Financing Condition was satisfied.”

Summary Term Sheet

On page 1, the fourth sentence in the row entitled “Source and Amount of Funds” is hereby amended and restated as follows:

“The Notes Offering priced on May 6, 2024 and closed on May 20, 2024, at which time the Financing Condition was satisfied.”

Section 6 – Conditions of the Offer

On page 16, the second paragraph on that page is hereby amended and restated as follows:

“The “Financing Condition” refers to the consummation of the Notes Offering. The Notes Offering priced on May 6, 2024 and closed on May 20, 2024, at which time the Financing Condition was satisfied.”

Section 8 – Source and Amount of Funds

On page 16, the fourth sentence of the section is hereby amended and restated as follows:

“The Notes Offering priced on May 6, 2024 and closed on May 20, 2024, at which time the Financing Condition was satisfied. The Notes were issued in two separate series: (i) $1.0 billion of 2024 Series A Enhanced Junior Subordinated Notes due 2055 and (ii) $1.0 billion of 2024 Series B Enhanced Junior Subordinated Notes due 2054. The Series A Notes will mature on February 1, 2055 and will bear interest at an initial rate of 6.875%, which rate will first reset on February 1, 2030. The Series B Notes will mature on June 1, 2054 and will bear interest at an initial rate of 7.000%, which rate will first reset on June 1, 2034. Either series of the Notes may be redeemed at par, at the Company’s option, in whole or in part, beginning 90 days prior to the applicable first interest rate reset date and on any applicable interest payment date thereafter.”

ITEM	12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(b)(1)	Junior Subordinated Indenture II, dated June 1, 2006, between the Company and The Bank of New York Mellon (successor to JPMorgan Chase Bank, N.A.), as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Form 10-Q for the quarter ended June 30, 2006 filed August 3, 2006, File No. 1-8489)

(b)(2)	Form of Third Supplemental and Amending Indenture to the Junior Subordinated Indenture II, dated June 1, 2009, among the Company, The Bank of New York Mellon (successor to JPMorgan Chase Bank, N.A.) as Original Trustee and Deutsche Bank Trust Americas, as Series Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K filed June 15, 2009, File No. 001-08489)

(b)(3)	Sixteenth Supplemental Indenture, dated May 1, 2024, between the Company and Deutsche Bank Trust Company Americas, as Series Trustee, pursuant to which the 2024 Series A Enhanced Junior Subordinated Notes due 2055 will be issued. The form of the 2024 Series A Enhanced Junior Subordinated Notes due 2055 is included as Exhibit A to the Sixteenth Supplemental Indenture (incorporated by reference to Exhibit 4.3 to the Company’s Form 8-K filed May 20, 2024, File No. 001-08489)

(b)(4)

Seventeenth Supplemental Indenture, dated May 1, 2024, between the Company and Deutsche Bank Trust Company Americas, as Series Trustee, pursuant to which the 2024 Series B Enhanced Junior Subordinated Notes due 2054 will be issued. The form of the 2024 Series B Enhanced Junior Subordinated Notes due 2054 is included as Exhibit A to the Seventeenth Supplemental Indenture (incorporated by reference to Exhibit 4.4 to the Company’s Form 8-K filed May 20, 2024, File No. 001 08489)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOMINION ENERGY, INC.

By:	/s/ Steven D. Ridge
Name: Steven D. Ridge
Title: Executive Vice President and Chief Financial Officer Date: May 20, 2024

EXHIBIT INDEX

(a)(1)(A)**	Offer to Purchase, dated May 7, 2024

(a)(1)(B)**	Form of Letter of Transmittal.

(a)(1)(C)**	Summary Advertisement, dated May 7, 2024

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)**	Launch Press Release, dated May 7, 2024

(b)(1)	Junior Subordinated Indenture II, dated June 1, 2006, between the Company and The Bank of New York Mellon (successor to JPMorgan Chase Bank, N.A.), as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Form 10-Q for the quarter ended June 30, 2006 filed August 3, 2006, File No. 1-8489)

(b)(2)	Form of Third Supplemental and Amending Indenture to the Junior Subordinated Indenture II, dated June 1, 2009, among the Company, The Bank of New York Mellon (successor to JPMorgan Chase Bank, N.A.) as Original Trustee and Deutsche Bank Trust Americas, as Series Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K filed June 15, 2009, File No. 001-08489)

(b)(3)	Sixteenth Supplemental Indenture, dated May 1, 2024, between the Company and Deutsche Bank Trust Company Americas, as Series Trustee, pursuant to which the 2024 Series A Enhanced Junior Subordinated Notes due 2055 will be issued. The form of the 2024 Series A Enhanced Junior Subordinated Notes due 2055 is included as Exhibit A to the Sixteenth Supplemental Indenture (incorporated by reference to Exhibit 4.3 to the Company’s Form 8-K filed May 20, 2024, File No. 001-08489)

(b)(4)	Seventeenth Supplemental Indenture, dated May 1, 2024, between the Company and Deutsche Bank Trust Company Americas, as Series Trustee, pursuant to which the 2024 Series B Enhanced Junior Subordinated Notes due 2054 will be issued. The form of the 2024 Series B Enhanced Junior Subordinated Notes due 2054 is included as Exhibit A to the Seventeenth Supplemental Indenture (incorporated by reference to Exhibit 4.4 to the Company’s Form 8-K filed May 20, 2024, File No. 001-08489)

(d)(1)	Dominion Energy, Inc. Amended and Restated Articles of Incorporation, dated as of September 2, 2022 (Exhibit 3.1, Form 8-K filed September 2, 2022, File No.1-8489)

(d)(2)	Dominion Energy, Inc. Bylaws, as amended and restated, effective February 21, 2024 (Exhibit 3.2.a, Form 10-K filed February 23, 2024, File No.1-8489)

(d)(3)	Form of Certificate representing 4.65% Series B Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock (included as Exhibit A to Dominion Energy, Inc. Amended and Restated Articles of Incorporation, dated as of September 2, 2022) (Exhibit 3.1, Form 8-K filed September 2, 2022, File No.1-8489)

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table

*	Filed herewith
**	Filed previously